EIGER SUBSIDIARY TO ACQUIRE DACOS TECHNOLOGIES, INC.

Toronto, July 12, 2004/ - Eiger Technology, Inc. (“Eiger”) (TSX: AXA; OTCBB: ETIFF) wishes to announce that its energy technology subsidiary, K-Tronik International Corp. (“K-Tronik”) (OTCBB: KTRK) has entered into an agreement (the “Dacos Agreement”) to acquire 100% of Dacos Technologies, Inc. (“Dacos”).

Established in 2000, Dacos is a leading privately-held South Korean manufacturer of automotive TV/DVD electronics, personal media recorders, cell phone components and other electronic products. Dacos is also developing future products that incorporate “environmentally-friendly” organic electronic lighting in cell phone displays, monitors and other products.

The Dacos Agreement calls for K-Tronik to acquire all of the issued and outstanding shares of Dacos in exchange for:

(a)                US$3,000,000 payable to the shareholders of Dacos (the “Shareholders”), pro rata, on closing; and

(b)           Issuance of a total of 10,000,000 common shares of K-Tronik to the Shareholders, pro rata.

The parties agree that the above consideration is based on Dacos achieving minimum targets of US$35 million in sales and US$2 million in profit (“profit” in this release is defined as net income before tax) by the end of December 2004. Dacos represents and warrants that no capital infusion is required to reach these sales and profit targets.

The Shareholder holding 20% or more of Dacos is Mr. CH Kang, CEO of Dacos, who holds 53.45% of Dacos.

Mr. Kang will be joining the Board of Directors of K-Tronik upon closing of the acquisition of Dacos. Mr. Kang will also enter into an employment agreement with the Company for a term of three years to ensure his continued involvement in the development of Dacos and in its continued growth and operation.

K-Tronik has agreed to indemnify Mr. Kang against any loss he may incur from having personally guaranteed loans made to Dacos. The precise amount of these loans will be disclosed in the pro-forma financial statements to be included by K-Tronik with its Report on Form 8-K formally describing the Dacos acquisition.

In the event that Dacos exceeds US$35,000,000 in sales for the year ending December 2004, the consideration payable to the Shareholders will increase. Specifically, if sales reach US$40 million and profit is US$2.2 million, the Shareholders will receive an additional 2,000,000 shares of K-Tronik’s common stock (for a total of 12,000,000 shares). If sales reach US$45 million and profit is US$2.5 million, the Shareholders will receive an additional 5,000,000 shares (for a total of 15,000,000 shares).  If sales reach US$51 million and profit is at least US$3.0 million, the Shareholders will receive an additional 7 million shares (for a total of 17,000,000 shares).

A finder’s fee of 500,000 shares of K-Tronik is payable to Mr. Duck-Sun Park in connection with K-Tronik’s acquisition of Dacos.

Closing of the Dacos Agreement and acquisition is conditional upon Dacos delivering audited financial statements (prepared in accordance with US GAAP). The acquisition is further conditional upon the parties entering into a binding share purchase agreement and is subject to the receipt of all necessary regulatory approval, K-Tronik board approval and consents to the transaction. Closing is anticipated, at this time, to occur on or about October 7, 2004.

K-Tronik anticipates filing an initial Report on Form 8K within 15 days of today’s date.  The pro-forma financial information required to be filed with the Report on Form 8K will be filed in an amended Report on Form 8K within 60 days as provided for in SEC Instruction Item 7.

“We have executed on a number of initiatives since we shifted to a more aggressive campaign to develop K-Tronik as a public entity since it began trading in January 2004.” said Gerry Racicot, CEO of Eiger. “The cost reductions now in place and new products such as the E-Plug Residential Emergency Lighting Module and the IQ-Series Emergency Ballast that have been launched recently will bolster K-Tronik’s organic growth, while acquisitions such as Dacos will contribute significant operational synergies, production efficiencies and management depth to ensure future profitability. Eiger’s strategy to restructure operations and use the capital markets to pursue both organic and acquisition growth has progressed so that shareholders may ultimately realize a significant return on their investment of 14.4 million shares (64%) in K-Tronik."

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto, Chief Financial Officer, Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com

Laird Greenshields, Morin Public Relations

Telephone: (514) 289-8688, laird@morin-relationspubliques.com